Memo to: designated Wien & Malkin staff for answering telephone inquiries from investors regarding the tender offer by MacKenzie Patterson for interests in:

60 East 42nd St. Associates L.L.C.

250 West 57th St. Associates L.L.C.

WHEN YOU RECEIVE A CALL FROM A 60 EAST OR 250 WEST INVESTOR REGARDING ANY TENDER OFFER, PLEASE FOLLOW THIS SCRIPT:

Thank you for your call regarding the tender offers recently sent to you.

The tender offer not affiliated with Wien & Malkin is from a group of bidders organized by MacKenzie Patterson Fuller ("MPF") making an unsolicited partial tender offer to purchase [as applicable]:

    135 units in 60 East 42nd St. Associates L.L.C. (19.29% of Associates)
    140 units in 250 West 57th St. Associates L.L.C. (19.44% of Associates).

The MPF tender offer has not been made or authorized by Associates or Wien & Malkin. Securities and Exchange Commission rules required Wien & Malkin to mail it to you, but Wien & Malkin, as supervisor of Associates, recommends that you NOT accept it.

A similar MPF group made a recent tender offer for participations in Empire State Building Associates. Of more than 3,000 participants, no one sold to MPF.

The other tender offer you received is from a new company owned and controlled by Peter and Tony Malkin.

    The Malkins' stated purpose in making such tender is simply to provide--for any participant who wishes to sell at this time--a buyer known to such participant with a long-standing and supportive involvement with Associates.
    THE MALKINS HAVE ADVISED THEY DO NOT RECOMMEND THAT YOU SELL AT ALL, BUT IF YOU ARE GOING TO SELL, THEY RECOMMEND YOU SELL TO THEIR COMPANY INSTEAD OF MPF AT A MATCHING PRICE.

We strongly recommend that you continue to hold your investment for long term production of income, for various reasons including:

    Associates is near completion of a major property improvement program. Occupancy and rental rates have significantly strengthened. The commercial office leasing market in Manhattan is strong.
    If MPF acquires the full amount of its tender it could block Supervisor's recommended actions from being adopted, even if agreed to by a majority of participants. It is conceivable that acquiring such a veto right for the "nuisance value" it provides is an objective of MPF's offer.
    Based on their favorable view of the future of the property, neither Peter nor Tony Malkin, nor any of their family members, are selling their interests.

FOR ANY INVESTOR WHO EXPRESSES A DESIRE TO LEARN ABOUT SELLING TO THE MALKIN TENDER OFFEROR:

I will ask the appropriate person to contact you to answer any question you may have [price, timing, etc.] regarding a sale to the Malkin Company after its tender offer is in effect. Although the Malkins intend to arrange purchase at a matching price, they still advise all investors to hold their investment for long term income production and NOT to sell.

APPROPRIATE PERSONS TO DISCUSS THE MALKIN TENDER OFFER WITH AN INVESTOR ARE:

  Alvin Silverman
  Mark Labell
  Tom Keltner

FOR ANY INVESTOR WHO EXPRESSES CONCERN ABOUT INVASION OF PRIVACY:

This MPF tender offer was filed with the SEC, which means that, although the SEC has not expressed an opinion as to the completeness of its disclosure or the fairness of its price, there are certain rules which required Associates either (a) to give MPF a mailing list with investor name & address OR (b) to mail MPF's offer to all investors. Associates chose to do the mailing itself, rather than giving the investor list to MPF, because we make every effort to keep investor information confidential.

FOR ANY INVESTOR IN 60 OR 250 WHO RAISES CONCERN ABOUT ALSO RECEIVING MAILINGS FOR HIS ESBA INVESTMENT:

Wien & Malkin uses all reasonable means to assure protection of investor privacy and is pursuing investigation by certain authorities to determine if ESBA confidential information was obtained illegally.

PLEASE ADVISE NED COHEN OR TOM KELTNER IF YOU HAVE ANY QUESTION.

March 1, 2007